Exhibit 99.2

BOTETOURT BANKSHARES, INC.

BANK OF BOTETOURT

Code of Ethics/Conflict of Interest Policy For Board of Directors

Relating To Bank Bribery Act Of 1985 (18 U.S.C. #215) As Amended In 1986

CONTACT: H. Watts Steger, III

BOARD APPROVAL DATE: January 2004

LAST REVISION DATE: January 2004

It is the policy of Botetourt Bankshares, Inc. (the Company) and its subsidiaries, including the Bank of Botetourt (Bank) (all such entities jointly referred to as the “Company”) to insure that their respective Boards of Directors (“each, a Board”) are always worthy of the trust and confidence of the Company’s shareholders, employees and customers. Directors must act ethically, lawfully, and in accordance with Company policy. Furthermore, directors must manage their personal and business affairs in a manner that will avoid even the appearance of a conflict between personal interests and responsibilities to the Company, its customers and shareholders. The purpose of this Policy is to set forth certain agreed principles which will govern and guide the conduct of members of the Company’s Board of Directors in respect to ethical and legal issues, corporate governance and matters of conflict of interest.

In order to assure independent oversight of the Company, independent directors will comprise a majority of the Board. The Board must affirmatively determine the independence of a Board member for that member to be considered independent. To be considered independent, a director may not be an officer or employee of the Company, may not have any relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, and must otherwise be considered independent under the appropriate rules of the National Association of Securities Dealers.

It is the stated policy of the Company: (1) to comply with all applicable rules, regulations and laws; (2) to require high standards of honest and ethical conduct, including proper and ethical procedures for resolving actual or apparent conflicts of interest; (3) to make full, fair and accurate disclosure in reports required to be filed with regulatory and governmental authorities and to the investing public; (4) to require confidentiality and fair dealing; and (5) to use and preserve corporate property and opportunities exclusively for the Company. Directors’ conduct inside and outside of the Board room must be in accordance with this stated policy.

The Board has adopted this Code of Ethics/Conflict of Interest for its members to follow in order to assist in implementing this corporate policy. Specifically, the Board requires that each director:

•	Avoid involvement of any kind in the credit approval process as it pertains to the personal interests of that director or his or her family and friends, and assure full disclosure of all details of personal interest when the credit being considered will directly or indirectly benefit the director or any business or personal interest of the director or his family. This includes loans, overdrafts, immediate credit on funds and any other forms of credit to an account. Directors are prohibited from involvement in the credit approval process where the director may benefit directly or indirectly. This prohibition extends to a director’s relationship with any firm receiving remuneration in connection with the loan. Directors must comply with 12 CFR 215 (Reg. O). Directors cannot receive and may not accept credit on preferential terms.

•	Avoid conflicts of interest at all costs. When a director has an actual or potential conflict of interest, his or her responsibility is to (1) formally inform the Board of the conflict, including all details; (2) avoid any attempt to influence a decision on the matter; and (3) not participate in or be present during the discussion or voting on that matter.

•	Avoid accepting gifts, fees or entertainment that exceeds nominal value from Company customers or suppliers.

•	Report to the Board of Directors and do not take personal benefit from any business opportunity which may be of interest to the Company without first informing the Company in full and providing it sufficient chance to take advantage of that opportunity.

•	Own company stock in an amount to be in compliance with statutes and regulations for qualification as a director.

•	Attend Board meetings and appropriate Board committee meetings. Be knowledgeable about legal responsibilities and the Company’s business and markets and, when acting in a committee, about the authority and responsibility of the committee. Be prepared and informed for meetings. Management will use its best efforts to deliver materials in advance of meetings, particularly items that need to be acted upon. A director who feels inadequately informed or otherwise unable to act on a matter should so indicate on the record and abstain from voting. A director who disagrees with a decision should record his disagreement in the minutes. Directors missing more than 25% of scheduled Board meetings during a year must submit a personal plan to the chairman to resolve the situation in the following year, so that the Company might eliminate the required proxy statement disclosure in the future.

•	Avoid attempting to micro-manage issues or problems that are the responsibility of management. Effective directors are diligent monitors, but not managers, of business operations. The Board should establish policies, procedures and strategies and monitor management’s conformity to them and the Company’s performance. Directors should have access to senior management as needed regarding issues of Company activities, in order to fulfill their oversight responsibilities.

•	Assist the Bank in developing new business, but be careful not to create undue pressure on Bank officers and employees to accommodate any individual or business.

•	Keep Board information and all discussions within the Board strictly confidential at all times. Do not share Company, customer or employee information with anyone. The use of such information for personal benefit or other gain is unethical and illegal. The disclosure of Company-related information outside of the Board may violate securities, banking and other laws. Discussing Company business outside the Board room may subject the Company and directors to civil liability in some cases.

•	Avoid situations that are detrimental to the Company’s reputation. Should the director become involved in such matters, he should voluntarily resign from the Board. These situations include personal bankruptcy, criminal indictments or unethical or illegal personal or business practices.

•	Decisions regarding the sale or purchase of Company assets and services and transactions with the Company must be made in the best interests of the Company, free of influence from gifts, entertainment or gratuities. All conduct of such business must be at “arm’s length”.

•	It is both unethical and illegal to buy, sell or trade or otherwise participate in transactions involving the Company common stock while in possession of material information concerning the Company that has not been released to the general public but which when released may have an impact on the market price of the Company stock. Any questions concerning the propriety of participating in a Company stock transaction should be directed to the Company’s CEO.

•	Before agreeing to act as a director, officer, consultant or advisor for any other business, directors should notify the Chairman.

•	Each director should undertake to deal fairly with the Company’s customers, suppliers and employees. In addition, no director should take advantage of the Company’s customers, suppliers or employees or fellow directors through manipulation, concealment, abuse of confidential information, misrepresentation of material facts or any other unfair practice.

•	Directors should protect Company assets and property and ensure their proper use.

•	Directors are expected to demonstrate ability to manage their personal finances properly, particularly the prudent use of credit. Shareholders and customers must have faith and confidence in the business judgment, honesty and good character of Company directors.

•	There are specific laws that outline the actions the Company must take regarding any known or suspected crime involving them. Directors must report and discuss with the Company’s CEO or Chairman any known or suspected crime involving the Company or Company employees and any known or suspected violation of this Code of Ethics.

Failure to comply with this policy may result in disciplinary action up to and including a request for resignation from the Board. The action taken will be commensurate with the seriousness of the conduct and an evaluation of the situation by the Board of Directors. All suspected violations of this policy will be brought to the attention of the Company’s CEO or Chairman.

The directors are elected to serve the needs of all stockholders, the community, the Company’s customers and the employees, not to serve the personal financial needs of the director. Legal, regulatory, and ethical considerations make it mandatory that directors avoid any and all conflicts of interest. No policy can reference every potential conflict, but each director, by signing this Code of Ethics on an annual basis, agrees to comply with this Code and to be sensitive to the intent of this Code, which is for directors to act always with integrity, in the best interest of the Company, in compliance with the law and in accordance with proper Board process.

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